SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

1 Haofe St., Post Office Box 5030, Kadima, 60920, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Elbit Vision Ltd. (the “Registrant”) held its Annual General Meeting of Shareholders on December 11, 2007 at 11:00 a.m. Israel time at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel. On or about November 13, 2007, the Registrant mailed to shareholders a Notice of the Annual General Meeting of Shareholders, Proxy Statement and Proxy Card, together with Registrant’s Consolidated Balance Sheet at December 31, 2006, and the Consolidated Statement of Income for the year then ended . The Registrant is announcing that the resolutions relating to the reappointment of directors and the election of Amos Uzani as an external director were duly passed at the Meeting.

        This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. By: /s/ Yaron Menashe —————————————— Yaron Menashe Chief Financial Officer

Dated: December 13, 2007